SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # _____)*

  Calithera Biosciences, Inc.
(Name of Issuer)

             Common Stock, par value $0.0001 per share
(Title of Class of Securities)

   13089P101
(CUSIP Number)

Deirdre Cunnane
Advanced Technology Ventures
500 Boylston Street, Suite 1380
Boston, MA 02116
(617) 850-9700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                    October 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 13089P101	13D

1.	Names of Reporting Persons. Advanced Technology Ventures VIII, L.P.
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,110,082 (a)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,110,082 (a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,082 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (b)
14.	Type of Reporting Person PN

(a) Consists of 2,110,082 shares of the Issuer’s Common Stock (the “Common Stock”) held by Advanced Technology Ventures VIII, L.P. (“ATV VIII”). ATV Associates VIII, L.L.C. (“ATVA VIII”) is the general partner of ATV VIII. As such, ATVA VIII possesses the power to direct the voting and disposition of shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. ATVA VIII owns no securities of the Issuer directly. Jean M. George, Steven N. Baloff, Michael A. Carusi, Robert C. Hower and William C. Wiberg (collectively, the “Directors”) are the managing directors of ATVA VIII. As such, the Directors possess the power to direct the voting and disposition of the shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. The Directors own no securities of the Issuer directly.

(b) This percentage is based upon 17,881,573 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering (the “IPO”), based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2014.

CUSIP # 13089P101	13D

1.	Names of Reporting Persons. ATV Associates VIII, L.L.C.
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,110,082 (a)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,110,082 (a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,082 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (b)
14.	Type of Reporting Person OO

(a) Consists of 2,110,082 shares of Common Stock held by ATV VIII. ATVA VIII is the general partner of ATV VIII. As such, ATVA VIII possesses the power to direct the voting and disposition of shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. ATVA VIII owns no securities of the Issuer directly. The Directors are the managing directors of ATVA VIII. As such, the Directors possess the power to direct the voting and disposition of the shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. The Directors own no securities of the Issuer directly.

(b) This percentage is based on 17,881,573 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on October 2, 2014.

CUSIP # 13089P101	13D

1.	Names of Reporting Persons. Jean M. George
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,110,082 (a)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,110,082 (a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,082 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (b)
14.	Type of Reporting Person IN

(a) Consists of 2,110,082 shares of Common Stock held by ATV VIII. ATVA VIII is the general partner of ATV VIII. As such, ATVA VIII possesses the power to direct the voting and disposition of shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. ATVA VIII owns no securities of the Issuer directly. The Directors are the managing directors of ATVA VIII. As such, the Directors possess the power to direct the voting and disposition of the shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. The Directors own no securities of the Issuer directly.

(b) This percentage is based on 17,881,573 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on October 2, 2014.

CUSIP # 13089P101	13D

1.	Names of Reporting Persons. Steven N. Baloff
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,110,082 (a)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,110,082 (a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,082 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (b)
14.	Type of Reporting Person IN

(a) Consists of 2,110,082 shares of Common Stock held by ATV VIII. ATVA VIII is the general partner of ATV VIII. As such, ATVA VIII possesses the power to direct the voting and disposition of shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. ATVA VIII owns no securities of the Issuer directly. The Directors are the managing directors of ATVA VIII. As such, the Directors possess the power to direct the voting and disposition of the shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. The Directors own no securities of the Issuer directly.

(b) This percentage is based on 17,881,573 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on October 2, 2014.

CUSIP # 13089P101	13D

1.	Names of Reporting Persons. Michael A. Carusi
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,110,082 (a)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,110,082 (a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,082 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (b)
14.	Type of Reporting Person IN

(a) Consists of 2,110,082 shares of Common Stock held by ATV VIII. ATVA VIII is the general partner of ATV VIII. As such, ATVA VIII possesses the power to direct the voting and disposition of shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. ATVA VIII owns no securities of the Issuer directly. The Directors are the managing directors of ATVA VIII. As such, the Directors possess the power to direct the voting and disposition of the shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. The Directors own no securities of the Issuer directly.

(b) This percentage is based on 17,881,573 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on October 2, 2014.

CUSIP # 13089P101	13D

1.	Names of Reporting Persons. Robert C. Hower
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,110,082 (a)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,110,082 (a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,082 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (b)
14.	Type of Reporting Person IN

(a) Consists of 2,110,082 shares of Common Stock held by ATV VIII. ATVA VIII is the general partner of ATV VIII. As such, ATVA VIII possesses the power to direct the voting and disposition of shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. ATVA VIII owns no securities of the Issuer directly. The Directors are the managing directors of ATVA VIII. As such, the Directors possess the power to direct the voting and disposition of the shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. The Directors own no securities of the Issuer directly.

(b) This percentage is based on 17,881,573 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on October 2, 2014.

CUSIP # 13089P101	13D

1.	Names of Reporting Persons. William C. Wiberg
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,110,082 (a)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,110,082 (a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,082 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (b)
14.	Type of Reporting Person IN

(a) Consists of 2,110,082 shares of the Issuer’s Common Stock held by ATV VIII. ATVA VIII is the general partner of ATV VIII. As such, ATVA VIII possesses the power to direct the voting and disposition of shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. ATVA VIII owns no securities of the Issuer directly. The Directors are the managing directors of ATVA VIII. As such, the Directors possess the power to direct the voting and disposition of the shares owned by ATV VIII and may be deemed to have indirect beneficial ownership of the shares held by ATV VIII. The Directors own no securities of the Issuer directly.

(b) This percentage is based on 17,881,573 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on October 2, 2014.

CUSIP # 13089P101	13D

Item 1. Security and Issuer.

The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Calithera Biosciences, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 343 Oyster Point Blvd., #200, South San Francisco, CA 94080. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

(a)  This Statement is being filed by (i) Advanced Technology Ventures VIII, L.P. , a Delaware limited partnership (“ATV VIII”), (ii) ATV Associates VIII, L.L.C., a Delaware limited liability company (“ATVA VIII”), and (iii) Jean M. George (“George”), Steven N. Baloff (“Baloff”), Michael A. Carusi (“Carusi”), Robert C. Hower (“Hower”) and William C. Wiberg (“Wiberg” and, collectively with George, Baloff, Carusi and Hower, the “Directors”), the managing directors of ATVA VIII.  ATV VIII, ATVA VIII and the Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)  The principal executive offices of ATV VIII and ATVA VIII and the business address of each of the Directors are located at 500 Boylston Street, Suite 1380, Boston, MA 02116.

(c) The principal business of ATV VIII is making venture capital investments.  ATVA VIII’s principal business is acting as general partner of ATV VIII.  Each of the Directors’ principal business is acting as a managing director of ATVA VIII.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)  Each of the Directors is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the completion of the initial public offering of the Common Stock on October 7, 2014 (the “IPO”), ATV VIII held shares of the Issuer’s Series A, Series B, Series C and Series D convertible preferred stock (the “Preferred Stock”).  Upon completion of the IPO, all of ATV VIII’s Preferred Stock automatically converted into an aggregate of 1,810,082 shares of Common Stock. On October 7, 2014, ATV VIII purchased 300,000 shares of Common Stock in the IPO at the initial public offering price of $10.00 per share, for an aggregate purchase price of $3 million.

ATV VIII received the funds used for the purchase of these securities from capital contributions made to ATV VIII by its partners for investment purposes.

Item 4.  Purpose of Transaction.

ATV VIII purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the

Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (2)	Sole Dispositive Power	Shared Dispositive Power (2)	Beneficial Ownership	Percentage of Class (3)
ATV VIII	2,110,082 (1)	0	2,110,082	0	2,110,082	2,110,082	11.8%
ATVA VIII	0	0	2,110,082	0	2,110,082	2,110,082	11.8%
George	0	0	2,110,082	0	2,110,082	2,110,082	11.8%
Baloff	0	0	2,110,082	0	2,110,082	2,110,082	11.8%
Carusi	0	0	2,110,082	0	2,110,082	2,110,082	11.8%
Hower	0	0	2,110,082	0	2,110,082	2,110,082	11.8%
Wiberg	0	0	2,110,082	0	2,110,082	2,110,082	11.8%

(1) Consists of 2,110,082 shares of Common Stock held by ATV VIII.

(2) George, Baloff, Carusi, Hower and Wiberg as managing directors of ATVA VIII, which serves as the general partner of ATV VIII. ATVA VIII owns no securities of the Issuer directly. George, Baloff, Carusi, Hower and Wiberg share voting and investment control over the shares owned by ATV VIII and may be deemed to beneficially own the shares held by ATV VIII.

(3) This percentage is based upon 17,881,573 shares of the Issuer’s Common Stock outstanding as of the completion of the IPO, as set forth in the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2014.

(c)  Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investor Rights Agreement

ATV VIII and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investor Rights Agreement, dated October 7, 2013, as amended on October 25, 2013 (as amended, the “Investor Rights Agreement”), with the Issuer.  Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

The Holders of Registrable Securities will be entitled to certain demand registration rights. At any time beginning on April 5, 2015, the Holders of at least 60% of the Registrable Securities then outstanding may make a written request that the Issuer register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, would exceed $50,000,000.

Piggyback Registration Rights

If the Issuer proposes to register for offer and sale any of its securities under the Securities Act, in another offering, either for its own account or for the account of other security holders, the Holders will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 (as discussed below), other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to stock issued upon conversion of debt securities, the Holders are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The Holders of Registrable Securities will be entitled to certain Form S-3 registration rights. Any Holder of Registrable Securities can request that the Issuer register for offer and sale their shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, equals or exceeds $5,000,000. The Issuer will not be required to effect more than two registrations of Registrable Securities on Form S-3 within any 12-month period.

Expenses of Registration

Under the Investor Rights Agreement, subject to certain conditions, exceptions and limitations, the Issuer is required to pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, related to any demand, piggyback or Form S-3 registration, including reasonable attorneys' fees and disbursements of one counsel for the Holders of Registrable Securities.  All underwriting discounts and commissions in connection with any demand, piggyback or Form S-3 registration shall be borne by the participating sellers in proportion to the number of shares registered by each.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

Shares of Common Stock cease to be Registrable Securities under the Investor Rights Agreement, and a stockholder party’s ability to initiate a registration or exercise its piggyback registration rights terminates, upon the earlier of:

• with respect to any Holder, the date such stockholder is able to dispose of all its Registrable Securities in any 3-month period pursuant to Rule 144 under the Securities Act; or

• October 7, 2017.

Lock-up Agreement

ATV VIII, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, have agreed that, subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or make any demand for, or exercise any right with respect to, the registration of the offer and sale of any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, without, in each case, the prior written consent of Citigroup Global Markets Inc. and Leerink Partners LLC for a period of 180 days after October 1, 2014.

In addition to the restrictions contained in the lock-up agreement described above, the Investor Rights Agreement contains market stand-off provisions imposing restrictions on the ability of certain of the Issuer’s stockholders, including ATV VIII, to offer, sell or transfer the Issuer’s equity securities for a period of 180 days following October 1, 2014.

The foregoing description of the terms of the Investor Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:   Joint Filing Statement.

Exhibit B:   Amended and Restated Investor Rights Agreement by and among the Issuer and the investors identified on the signature pages thereto, dated as of October 7, 2013, as amended by Amendment to Amended and Restated Investor Rights Agreement, dated as of October 25, 2013, incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-198355), filed with the SEC on August 25, 2014.

Exhibit C:  Form of Lock-up Agreement, incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-198355), filed with the SEC on September 25, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 2014

ADVANCED TECHNOLOGY VENTURES VIII, L.P.
By: ATV Associates VIII, L.L.C.

By:	/s/ Michael A. Carusi
Name: Michael A. Carusi
Title:   Managing Director

ATV ASSOCIATES VIII, L.L.C.

By:	/s/ Michael A. Carusi
Name:  Michael A. Carusi
Title:    Managing Director

/s/ Jean M. George
Jean M. George

/s/ Steven N. Baloff
Steven N. Baloff

/s/ Michael A. Carusi
Michael A. Carusi

/s/ Robert C. Hower
Robert C. Hower

/s/ William C. Wiberg
William C. Wiberg

EXHIBIT A

Joint Filing Statement

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Date: October 17, 2014

ADVANCED TECHNOLOGY VENTURES VIII, L.P.
By: ATV Associates VIII, L.L.C.

By:	/s/ Michael A. Carusi
Name:  Michael A. Carusi
Title:    Managing Director

ATV ASSOCIATES VIII, L.L.C.

By:	/s/ Michael A. Carusi
Name:  Michael A. Carusi
Title:    Managing Director

/s/ Jean M. George
Jean M. George

/s/ Steven N. Baloff
Steven N. Baloff

/s/ Michael A. Carusi
Michael A. Carusi

/s/ Robert C. Hower
Robert C. Hower

/s/ William C. Wiberg
William C. Wiberg